Exhibit 99.2

ECOLAB SAVINGS PLAN AND ESOP

2006

First Declaration of Amendment

Pursuant to Section 10.2 of the Ecolab Savings Plan and ESOP — 2006, the Company amends the Plan as set forth below.  This amendment will be effective as of January 1, 2006.

(1)  Section 3.3 is amended to read as follows:

3.3.         Matching Contributions

(A)          Subject to the limitations of Article 9, each Participating Employer will contribute to the Trust on behalf of each Participant who is a Qualified Employee of such Participating Employer an amount equal to the sum of the following amounts:

(1)           the amount of Before-Tax Savings Contributions, including Catch Up Contributions, made for such Participant that does not exceed three percent of such Participant’s Eligible Earnings, and

(2)           one-half of the amount of the Before-Tax Savings Contributions, including Catch Up Contributions, made for such Participant that exceeds three percent of such Participant’s Eligible Earnings but does not exceed five percent of such Participant’s Eligible Earnings.

(B)           Matching Contributions for a Participant will be determined for each payroll period on the basis of the Participant’s Eligible Earnings paid and Before-Tax Savings Contributions, including Catch Up Contributions, made for such payroll period.  All Matching Contributions made with respect to a Before-Tax Savings Contribution during a calendar quarter will be paid to the Trustee on such date or dates as the Participating Employer may elect not later than the last day of the succeeding calendar quarter.

(C)           As of the end of each Plan Year, each Participating Employer will contribute to the Trust on behalf of each Participant who was a Qualified Employee of such Participating Employer during such Plan Year an additional Matching Contribution equal to the excess, if any, of

(1)  the Matching Contribution that would have been made on behalf of the Participant had contributions under Subsection (A) been determined on the basis of the Participant’s Before-Tax Savings Contributions for the entire Plan Year, over

(2) the aggregate Matching Contributions made on such Participant’s behalf pursuant to Subsection (B) for such Plan Year.

(D)          No Matching Contribution will be made with respect to any portion of a Participant’s Before-Tax Contributions that is forfeited or returned to the Participant pursuant to Article 9.  (For this purpose all such forfeitures and distributions will be deemed to be made first from any Before-Tax Contributions with respect to which no Matching Contribution was made.)

Any Matching Contribution that is, by reason of errors in projecting the amount of a Participant’s Before-Tax Savings Contributions or otherwise, allocated to a Participant’s Account and subsequently determined to violate the foregoing provision will be subtracted from such Account as soon as practicable, increased by fund earnings and decreased by fund losses attributable to such Matching Contribution.

(E)           Matching Contributions will be invested in the Ecolab Stock Fund.  To the extent such contribution is made in the form of treasury stock or authorized but unissued stock, for purposes of determining the value of the contribution and allocating the contribution to the Participants’ Accounts, the value of such stock will be its fair market value at the close of business on the day preceding the day on which the transfer to the Trustee is directed, as determined by the Administrator.

(F)           All Matching Contributions will be invested in the Participant’s ESOP Account, which is intended to satisfy the requirements of an Employee Stock Ownership Plan within the meaning of Code section 404(k)(3); provided that this subsection will not apply to Matching Contributions made for Participants who are employed in and subject to income taxation under the laws of the Commonwealth of Puerto Rico.

(2)  Section 8.1 is amended by the addition of the following subsection.

(E)           Any distribution of the balance of the Participant’s Account attributable to a contribution credited to the Account after distribution of the Account following the Participant’s termination of employment will, unless the Participant otherwise elects in the manner prescribed by the Administrator, be made in the same manner as the original distribution of such Account.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its authorized officers and its corporate seal to be affixed, on the date written below.

Dated:  August 11, 2006

ECOLAB INC.

(Seal)

	By:	Steven L. Fritze
Steven L. Fritze
Executive Vice President and
Chief Financial Officer

Attest:	/s/Lawrence T. Bell
Lawrence T. Bell
Senior Vice President,
General Counsel and Secretary